

Yolanda Goettsch
Vice President & Deputy General Counsel
Listing Qualifications

By Electronic Mail

November 13, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from CF Finance Acquisition Corp. III (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant
Class A Common Stock, par value $0.0001 per share, and
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Yolanda Goettsch